David A. Gestetner
Chief Executive Officer
Office: 732.730.0116
E-mail: davidg@eroomsystem.com
August 3, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 4561
Washington D.C. 20549-7010
Attention: Barbara C. Jacobs and Adam Halper

Re:
eRoomSystem Technologies, Inc.
Registration Statement on Form SB-2/A
Filed June 26, 2006
File No. 333-133801

Forms 10-KSB/A for the fiscal years ended 12/31/04 and 12/31/05
Form 10-QSB/A for the fiscal quarters ended 03/31/05, 06/30/05,
09/30/05 and 03/31/06
Filed June 16, 2006
File No. 0-31037

Dear Ms. Jacobs:

On behalf of eRoomSystem Technologies, Inc., a Nevada corporation (the “Company”), enclosed please find two copies of the Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s registration statement on Form SB-2. Amendment No. 2 has been marked to show revisions to Pre-Effective Amendment No. 1 to the registration statement on Form SB-2 (“Amendment No. 1”) filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2006.

We have also further amended our annual reports on Form 10-KSB/A for the fiscal years ended December 31, 2005 and 2004 (collectively, the “Annual Reports”) to address the Commission’s comments and have provided two copies of a marked version of each of the Annual Reports to show the revisions. In addition, we have amended our quarterly reports on Form 10-QSB/A for the fiscal quarters ended March 31, June 30 and September 30, 2005 (the “Quarterly Reports”) and have provided two copies of a marked version of each to show the revisions. The Amendment No. 2, the Annual Reports and the Quarterly Reports are concurrently being filed with the Commission on EDGAR.

Set forth below are the comments in your letter dated July 19, 2006 (“Comments Letter”), and the responses of the Company to such comments. The capitalized terms used, but not defined herein, have the meanings assigned to them in the Registration Statement, Annual Reports, and Quarterly Reports, as applicable.

General

1. We reissue comment 1 of our letter dated May 31, 2006. It appears you submitted via EDGAR your correspondence dated March 30, 2006 on June 26, 2006 and not your correspondence dated March 16, 2006.

We have filed the March 16, 2006 correspondence via EDGAR.

Form SB-2/A

General

2. We note your response to comment 2 of our letter dated May 31, 2006. While you have revised certain sections to incorporate interim financial information we note numerous other sections should be updated to reflect your first quarter operating results. For example, revise your “Summary Financial Information” and many of your risk factors including those that begin “[w]hile we may have realized net income for fiscal years 2005 and 2004…” and “[o]r diversification strategy, particularly a potential acquisition of an operating company…” to include information for your interim periods and any relevant developments in your business over this period.

We have amended pages 4, 5, 7 and 21 of Amendment No. 2 to incorporate our first quarter operating results. No relevant developments have occurred with respect to the business of the Company during this period other than as noted in Amendment No. 2.

Selling Stockholders and Warrant Holders, page 10

3.  It appears from your revised “Selling Stockholders, Option Holders and Warrants Holders” table that only 16,494,830 shares are being offered by your registration statement. The number of shares offered for resale appears different from disclosure in the rest of your document. Please advise.

We have revised Amendment No. 2 to include, in the “Selling Stockholders, Option Holders and Warrant Holders” table, 30,000 shares of common stock underlying an option issued in the name of Douglas Seastrand. The foregoing 30,000 shares were included in the Registration Statement, but were unintentionally omitted in Amendment No. 1.

| 1072 Madison Ave., Lakewood, NJ 08701	| P. 732-730-2233	| F. 732-810-0380

4. We refer you to comment 7 of our letter dated May 31, 2006 and your revised footnote disclosure corresponding to your “Selling Stockholders, Option Holders and Warrant Holders” table. Please revise your footnotes to disclose clearly for each selling security holder the transactions by which they received their shares subject to resale. For example, please include footnote disclosure for all selling security holders including Jeff State, Tamrio, Inc. and Myles Seideman, and provide additional disclosure on how members of your board of directors such as former Board Member Flegel received their shares subject to resale. You may also provide cross-references to later discussions of the material terms of the transactions.

We have revised the footnote disclosures set forth in the “Selling Stockholders, Option Holders and Warrant Holders” table of Amendment No. 2 to clearly state the transactions by which each of the selling security holders received their respective shares subject to resale.

5.  We refer you to your response to comment 11 of our letter dated May 31, 2006. Please revise to briefly discuss the nature of the “financial advisory services” provided by Schreiber and Klein Consulting, LLC.

Schreiber and Klein Consulting, LLC provided accounting services relating to financial statement analysis. The revisions can be found on pages 15, 18 and II-3 of Amendment No. 2.

Available Information

6. Please note the address of the SEC Headquarters is now 100 F. Street, N.E. Washington, D.C. 20549 and we no longer maintain public reference rooms in New York or Chicago.

We have revised Amendment No. 2 to reflect the new address of the SEC headquarters and have deleted the disclosure relating to the former public reference rooms located in New York and Chicago.

Undertakings, page II-4

7. We note your response to comment 14 of our letter dated May 31, 2006 and your reliance on the undertaking for 415 offerings. Consider if undertakings required for offerings under Rule 430B or 430C are applicable.

We have made minor revisions to the undertakings. In addition, we have added the undertaking in Item 512(g) of Regulation S-B as required under Rule 430C. The revisions can be found on page II-5.

| 1072 Madison Ave., Lakewood, NJ 08701	| P. 732-730-2233	| F. 732-810-0380

Forms 10-KSB/A for the fiscal year ended December 31, 2004

Controls and Procedures, page 46

8.  We note your responses to comments 19 and 22 of our letter dated May 31, 2006. We do not believe that you have fully responded to our concerns; rather you have provided summary responses. You state that that “your noncompliance was the result of an administrative oversight that carried forward to subsequent filing, in part due to the limited personnel,” and that the ineffectual execution of your disclosure controls was the “result of human failure.” Yet, you go on to state that “disclosure controls and procedures were in place and provide reasonable assurance that such oversights will not occur.” It appears that your controls and procedures should be established regardless of human error. If your controls and procedures were in place, please explain to us how your periodic reports filed from the adoption of the relevant rules in August 2002 until you filed your Form 10-QSB for the third quarter of 2005 could have failed to include Item 307 and 308 of Regulation S-B disclosure. It appears that only after we began to review your Form S-3 registration statement in October 2005, subsequently withdrawn, and issued comments on the absence of controls and procedures disclosure did you include the required disclosure albeit with an effective conclusion. Please disclose in reasonable detail the basis for your certifying officers’ conclusions that eRoom’s disclosure controls and procedures were effective under these circumstances.

The Company desires to amend its response to comment 19 of the Commission’s May 31, 2006 letter to state that the disclosure controls were in place but that due to operational deficiencies those disclosure controls did not provide reasonable assurance that such oversights will not occur.

While the Company addressed various Sarbanes Oxley Act of 2002 (“SOX”) compliance matters, such as securing independent directors, the Company failed to address the disclosure issues, such as Items 307 and 308 of Regulation S-B and the certifications required by SEC Rules 13a-14(a) and 15d-14(a).

In light of the Company’s deficiencies in its disclosure control procedures, the Company has amended Item 8A on page 46 of its annual report on Form 10-KSB for the year ended December 31, 2004 to disclose that the Company’s disclosure controls and procedures were for the period covered by the report not effective because they were subject to significant deficiencies with regard to implementing all of the new disclosures required by SOX, with such disclosure describing the details of such deficiencies. The Company has made the same changes to the Item 8A on page 47 of its annual report on Form 10-KSB for the year ended December 31, 2005 (“2005 10-KSB”) and to Item 3 of Part I in of the Company’s quarterly report on Form 10-QSB for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. Additionally, in Item 8A of the 2005 10-KSB the Company disclosed the steps it took in the fourth quarter of 2005 to remediate the deficiencies in its disclosure controls and procedures.

| 1072 Madison Ave., Lakewood, NJ 08701	| P. 732-730-2233	| F. 732-810-0380

In the second quarter of 2006, the Company engaged special securities counsel to assist the Company’s officers to understand and implement the requirements of Items 307 and 308 of Regulation S-B in the Company’s Annual Reports and Quarterly Reports noted herein as well as review the Company’s registration statement on Form SB-2. The engagement of special securities counsel has materially impacted the effectiveness of the Company’s disclosure controls and procedures by improving the Company’s ability to properly and adequately fulfill its disclosure obligations for its periodic reports and other SEC filings. The Company will be adding disclosure in Item 3 of its quarterly report on Form 10-QSB regarding the engagement of special securities counsel as a change to the Company’s disclosure controls and procedures.

Please address any further questions or comments to the undersigned at the above-referenced telephone number. Thank you very much.

Very truly yours,

/s/ David A. Gestetner

David A. Gestetner

Encls.

| 1072 Madison Ave., Lakewood, NJ 08701	| P. 732-730-2233	| F. 732-810-0380